Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

September 4, 2013

VIA EDGAR

Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DWS RREEF Real Estate Securities Income Fund (the “Fund”), a series of DWS Securities Trust (Reg. Nos. 002-36238 and 811-02021) (the “Trust”) Post-Effective Amendment No. 124

Dear Mr. Brown,

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call with Jim O’Connor on July 25, 2013 relating to the above-referenced Post-Effective Amendment filed with the SEC on June 14, 2013 (the “Initial Amendment”).  On August 23, 2013, pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933, as amended, the Fund filed Post-Effective Amendment No. 125 to the Trust’s Registration Statement, which amendment designated a new effective date for the Initial Amendment of September 19, 2013.

The Staff’s comments, all of which related to the Fund’s prospectus, are restated below, followed by the Fund’s responses.

1.      Expense Waiver/Reimbursement Arrangements and Expense Table

a.
Comment:  Disclose in the Fund’s prospectus that the Board has no current intention of terminating the Fund’s contractual expense waiver/reimbursement arrangements set forth in the prospectus within one year from the date of the prospectus.  Confirm that the Fund’s investment adviser does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response:  The Fund believes the description of its contractual expense waiver/reimbursement arrangements is consistent with the requirements of Form N-1A and does not believe it is required to disclose whether the Board has any current intention of terminating the arrangements within one year from the date of the prospectus.  The Fund does confirm, however, that it is not aware of such current intention on the part of the Board.  In addition, the Fund is not aware of any arrangements to allow Deutsche Investment Management Americas Inc., the Fund’s investment advisor (the “Advisor”), to recoup any payments made pursuant to the Fund’s contractual expense waiver/reimbursement arrangements.

b.	Comment: Modify Footnote 1 to the Expense Table to eliminate any disclosure not specifically required by Form N-1A.

Response:  The requested change has been made.

2.      Investment Objective and Fund Name

a.
Comment:  Since the term “Income” appears in the Fund’s name, consider revising the Fund’s investment objective to indicate that the primary objective of the Fund is to seek current income with capital appreciation.

Response:  The requested change has been made.

3.    Principal Investment Strategy and Main Risks

a.
Comment:  In the summary part of the Fund’s prospectus, please consider providing (i) additional detail regarding the three main types of real estate investment trusts (“REITs”) in which the Fund may invest; (ii) a statement to the effect that portfolio management expects that the Fund’s REIT investments will consist primarily of equity REITs (similar to disclosure that currently appears in “Fund Details – Principal Investment Strategy”); and (iii) additional risk disclosure regarding real estate investments and REITs.

Response:  The requested changes have been made.

b.
Comment:  Disclose whether the Fund may invest significantly in non-US and non-Canadian issuers.  To the extent the Fund may invest significantly in non-US and non-Canadian issuers, including issuers located in emerging market countries, consider whether additional risk disclosure should be added.

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Response:  The Fund has added disclosure clarifying that it may invest in non-US and non-Canadian issuers to a lesser extent than its investments in US and Canadian issuers.  Given the Fund’s anticipated level of investments in non-US and non-Canadian issuers, the Fund believes its current foreign investment risk disclosure is adequate.

c.
Comment:  To the extent the Fund may invest significantly in preferred stock, mortgage-backed securities (“MBS”), and master limited partnership (“MLPs”), consider whether additional risk disclosure regarding these types of investments should be added.

Response:  Based on the Fund’s anticipated investments in preferred stock, the Fund has included additional prospectus risk disclosure regarding dividend paying stocks generally and preferred stocks specifically.  In addition, the Fund has expanded the preferred stock disclosure currently appearing in its Statement of Additional Information (“SAI”) to include a more extensive discussion of the risks associated with preferred stocks.

With respect to its investments in MBS and MLPs, the Fund believes that additional prospectus risk disclosure for MBS and MLP investments is not warranted based on the Fund’s current anticipated level of investments in these types of investments.

d.	Comment: If the Fund seeks to invest in debt securities with specific maturity criteria, please consider adding disclosure describing these criteria.

Response:  The Fund is not subject to specific maturity criteria with respect to its investments in debt securities.

e.
Comment:  Please clarify, in Credit Risk, that investments in high-yield debt securities are subject to greater credit risk than investments in higher-rated debt securities and are considered speculative.

Response:  The requested changes have been made.

4.      Derivatives

a.
Comment:  Consider whether the derivatives that the Fund intends to use as part of its principal investment strategies, and their related risks, are described in the summary part of the Fund’s prospectus.

Response:  The Fund has updated the derivatives disclosure that appears in the “Principal Investment Strategy” section of its prospectus (in both the summary and “Fund Details” parts of the prospectus) to indicate that, in addition to writing (selling) a covered call option on an individual Fund portfolio security, the Fund may also buy a corresponding call option on the same security at a higher strike price and has added related disclosure regarding the effects of such a strategy.  The Fund believes that its derivatives disclosure as so modified in the “Principal Investment Strategy” section of its summary prospectus and the related risk disclosure in the “Main Risks” section of its summary prospectus are appropriate in light of the Fund’s circumstances.

The Fund has also included information about Hans-Joachim Weber, an additional portfolio manager who will oversee the Fund’s call option strategy.

5.      Tax Information

a.	Comment: At the end of the “Tax Information” section in the Fund’s prospectus add disclosure to the effect that withdrawals from tax-deferred investment plans may be taxable.

Response:  The requested change has been made.

6.      Other Policies and Risks

a.	Comment: Consider disclosing, under “Other Policies and Risks,” that the Fund will give sixty (60) days’ prior notice of any changes to the Fund’s investment objective.

Response:  While the Fund intends to provide notice of any change to its investment objective, it is not aware of any legal requirement that it provide shareholders sixty days’ prior notice of such a change.  Accordingly, the Fund respectfully declines to make the suggested change.

7.      Investment Advisor and Portfolio Management

a.	Comment: In “The Investment Advisor” section of the Fund’s prospectus under “Who Manages and Oversees the Fund,” please include the investment advisor’s assets under management as of a current date.

Response:  The description of the investment advisor’s business is common to all DWS funds.  In order to maintain disclosure that is consistent throughout the fund complex, the Fund has chosen to retain the current disclosure at this time and believes that the current disclosure is consistent with Form N-1A.  We are considering the requested disclosure change generally for all DWS funds and, if deemed appropriate, may incorporate the change in future DWS fund filings.

b.	Comment: Include more detailed biographical information for each portfolio manager with respect to his last five years of employment.

Response:  The Fund believes its current portfolio manager biographical information is consistent with the requirements of Form N-1A and describes the portfolio manager’s business experience during at least the past five years.

8.    DWS Website for SAI

a.	Comment: Disclose in the Fund’s prospectus the website from which a free copy of the Fund’s SAI may be obtained.

Response:  The DWS Investments website (www.dws-investments.com) from which a free copy of the Fund’s SAI may be obtained is disclosed on the back cover of the Fund’s prospectus under the sub-heading, “To Get More Information – Statement of Additional Information (SAI).”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.  Elizabeth Reza, Esq.  Ropes & Gray

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